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FOR IMMEDIATE RELEASE

CONTACT: ROBERT SIEGFRIED/JEREMY FIELDING

Kekst and Company
212-521-4800



            ENDO PHARMACEUTICALS HOLDINGS INC. ANNOUNCES TENDER OFFER
           FOR UP TO 13, 500,000 OF ITS CLASS A TRANSFERABLE WARRANTS
                                       AND
              ANY AND ALL OF ITS CLASS B NON-TRANSFERABLE WARRANTS
                                       AT
                              $0.75 NET PER WARRANT

         Chadds Ford, Pennsylvania, December 5, 2001-- Endo Pharmaceuticals Holdings Inc. (Nasdaq: ENDP) announced today that it will commence a tender offer to purchase up to 13,500,000 of its outstanding Class A Transferable Warrants (Nasdaq: ENDPW) and any and all of its outstanding Class B Non-Transferable Warrants. The Company is offering to purchase the Warrants at a purchase price of $0.75 per Warrant. The Company will use cash on hand to finance the purchase of tendered Warrants.

         The Company is offering to purchase approximately 77% of its outstanding Class A Warrants and 100% of its Class B Warrants pursuant to the offer. As of December 3, 2001, there were 17,576,424 Class A Warrants outstanding and 26,975 Class B Warrants outstanding. The Warrants that are the subject of the offer were initially issued by the Company in July 2000 to stockholders of Algos Pharmaceutical Corporation in connection with the acquisition of Algos by the Company. The Warrants will become exercisable to purchase a specified amount of common stock of the Company at a price of $0.01 per share if the Company obtains U.S. Food and Drug Administration (the "FDA") approval of its development-stage drug MorphiDex(R) on or before March 31, 2003. The terms of the Class A Warrants and the Class B Warrants are identical, except that the Class B Warrants are not freely transferable and have not been listed on the Nasdaq National Market.

         The offer is scheduled to expire at 12:00 midnight, New York City time, on January 14, 2002, unless the Company elects to extend the offer. The offer is subject to various conditions described in the Offer to Purchase.

         A principal purpose of the offer is to benefit the holders of the Company's common stock by providing protection against the dilutive effect of the Warrants should they become exercisable. In addition, the tender will afford Warrant holders the ability to obtain a premium to the current market price for the Class A Warrants that are listed on the Nasdaq National Market, and, in the case of holders of Class B Warrants, to obtain liquidity for their non-transferable Warrants. The Company also stated that it believes that the Offer will simplify the ability of the Company and third parties to value the Company on a per-share basis by reducing the impact of, and uncertainty created by, the outstanding Warrants.

         The Company's board of directors has approved, and authorized the Company to conduct, the offer, although it is making no recommendation as to whether any holder of Warrants should tender any or all of its Warrants pursuant to the offer. Each holder must make his, her, or its own decision


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whether to tender Warrants and, if so, how many Warrants to tender. Messrs.
Hyatt, Kimmel and Lyle, former Algos stockholders who are members of the Company's Board of Directors, may be deemed to beneficially own in the aggregate approximately 24% of the issued and outstanding Class A Warrants. Such individuals have indicated that they do not intend to tender any such Warrants in the offer, other than approximately 55,000 Class A Warrants over which Mr. Kimmel, in his capacity as trustee of a trust for the benefit of Mr. Hyatt's children, exercises shared dispositive and voting power and with respect to which he and his family members disclaim beneficial ownership.

         This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Warrants of Endo Pharmaceuticals Holdings Inc. The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal. Investors are urged to read the Company's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") in connection with the tender offer, which includes as exhibits the Offer to Purchase and the related Letter of Transmittal, as well as any amendments or supplements to the Statement when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and investors may obtain them for free from the SEC at the SEC's website (www.sec.gov) or from MacKenzie Partners, Inc., the information agent for the tender offer, by directing such request to: MacKenzie Partners, Inc., 156 Fifth Avenue, New York, NY, 10010, telephone (212) 929-5500 or (800) 322-2885.

ABOUT ENDO

         Endo is a fully integrated specialty pharmaceutical company with market leadership in pain management products. The company researches, develops, produces and markets a broad product offering of both branded and generic pharmaceuticals, meeting the needs of healthcare professionals and consumers alike. This and past press releases of Endo Pharmaceuticals Holdings Inc. are available at Endo's Web site at http://www.endo.com.

         This release may include information that could constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements may involve risk and uncertainties that could cause actual results to differ materially from any future results encompassed within the forward-looking statements. Factors that could cause or contribute to such differences include those matters disclosed in the Company's Securities and Exchange Commission filings.



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